EXHIBIT 99.3

Algonquin Power & Utilities Corp. Responds to Press Release by Western Wind

OAKVILLE, ON, Oct. 11, 2011 /CNW/ -Algonquin Power & Utilities Corp. (“APUC”) (TSX : AQN) expressly disavows any assertions made in the press release issued today by Western Wind Energy Corp. (“Western Wind”) regarding an unsolicited offer being made by APUC for the shares of Western Wind.

In a confidential communication with the Western Wind Board of Directors, APUC provided a non-binding expression of interest in engaging in discussions with Western Wind to determine whether an opportunity exists to create shareholder value. Further, the communication was clear that any offer would only be made following completion of substantial due diligence by APUC, execution of a definitive support agreement between Western Wind and APUC and approval of the APUC Board; none of which have been completed.

During its analysis of Western Wind based on publicly available information, APUC has held discussions with a number of Western Wind’s largest shareholders regarding a potential $2.50 per share offer for Western Wind and from these discussions is confident that these shareholders would be supportive of such an initiative.

It is now up to Western Wind’s Board of Directors to initiate an appropriate process to provide access for any interested party to perform a due diligence review.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 21 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. Pursuant to a previously announced agreement APCo will be acquiring a partial interest in an existing 370MW portfolio of New England and New York wind projects and development opportunities representing an additional 1,200MW of wind generation projects. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information: Contact: Kelly Castledine Telephone: (905) 465-4500 Algonquin Power & Utilities Corp. 2845 Bristol Circle Oakville, Ontario L6H 7H7

CO: Algonquin Power & Utilities Corp.

CNW 16:10e 11-OCT-11